February 28, 2022

•Ontario Securities Commission	•Autorité des marchés financiers

RE: The Lion Electric Company

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders, Virtual-only:

Date of meeting:	May 6, 2022
Record date for notice:	March 25, 2022
Record date for voting:	March 25, 2022
Beneficial ownership determination date:	March 25, 2022
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
TSX TRUST COMPANY

1 Toronto Street Suite 1200 Toronto, ON M5C 2V6 T 416.682.3800    TSXTRUST.COM